ZENLabs Holdings Inc

ZENLABS Holdings Inc

7745 Arjons Drive

June 11, 2020	San Diego Ca 92126
619.763.4901

VIA EDGAR

Paul Fisher and

Ameen Hamady

Division of Corporation Finance

Office of Life Sciences

Re:	Zenlabs Holdings, Inc.
Offering Statement on Form 1-A
As amended May 28, 2020
File No. 024-11174
REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Mr. Fisher and Ms. Hamady:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Zenlabs Holdings, Inc. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11174), as amended (the “Offering Statement”), so that it may become qualified before 4:00 p.m. Eastern Time on June 15, 2020, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered to join this request for acceleration.

The Registrant hereby authorizes Gina M. Austin, of Austin Legal Group, APC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of qualifying the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualifying by a telephone call to Ms. Austin at (619) 924-9600. We also respectfully request that a copy of the written order from the Commission verifying the qualifying time and date of such Offering Statement be sent to Ms. Austin via facsimile at (619) 881-0045.

Best Regards,

Zenlabs Holdings, Inc.

Michael Boshart - Chief Executive Officer

7745 Arjons Drive San Diego, Ca 92126 619.763.4901